MAIL STOP 05-11

      April 21, 2005


Mr. Peter P. Smetek, Jr.
Chief Executive Officer
Larrea Biosciences Corporation
400-55 Water Street
Vancouver, British Columbia V6B1A1
Canada


Re:	Larrea Biosciences Corporation
      File Number 000-50281
      Correspondence filed 04/06/05
      Form 10-QSB/A filed 04/06/05
      Form 10-QSB filed 04/05/05
      Form 8-K/A filed 04/09/04, amended 03/29/05
      Form 8-K filed 03/28/05
      Form 8-K filed 09/21/04
      Form 10-KSB/A filed 08/30/04



Dear Mr. Smetek:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


Form 8-K filed September 21, 2004
1. We note your response to comment 5. The financial statements required by Item 9.01 of Form 8-K should be filed in an amendment no later than 75 days after the completion of the acquisition.
Please
amend this filing to include the pre-merger financial statements of
LarreaRx, Inc. and other information prescribed by Items 310(c) and
(d) of Regulation S-B or explain to us why such information is not required.

Form 8-K filed March 28, 2005
2. In future filings, please note that a change in principal independent accountant is considered an Item 4.01 event under the Form 8-K rules.

3. Please revise to include disclosures in accordance with Item
304
of Regulation S-B. These revisions should include a discussion related to the accountant`s report on the financial statements of the
Company (Item 304(a)(1)), a discussion of any disagreements through the date of resignation (Item 304(a)(1)(iv)(A)) and a discussion related to any consultations with LDMB Advisors through the date of engagement (Item 304(a)(2)). As Exhibit 16 to your revision, include a letter from Madsen & Associates indicating their agreement or disagreement with statements made in your amended Item 4.01 Form 8-K
(Item 4(a)(3)).

Form 8-K/A filed March 29, 2005
4. Please ask the independent auditors of GBI to revise their report to present the name and electronic signature of the audit firm.

5. We note $986,111 in patents on the balance sheet as of April
30,
2004.  Revise the financial statements to report the historical cost
of the patents, as reflected in your response to our prior comment
6
and the related revisions made to the Form 10-QSB for October 31, 2004. Provide a note to the financial statements that explains all revisions made, in accordance with paragraph 37 of APB 20. Obtain an updated audit report, as necessary to comply with AICPA Auditing Standards Section 561.06a, with dual dating of the audit report necessary in some circumstances.

Form 10-QSB/A, for the quarter ended October 31, 2004, filed April
6,
2005
6. We reviewed your response to comment #6, noting the value of the patents is now recorded at the historical cost of Larrea Corp. Tell us supplementally of the relationship between the Company, GBI, LarreaRx and Larrea Corp. Include in your response details of common directors and shareholder (e.g. the shareholders of Company X own X% of Company Y and the majority of Company X`s directors are 100% of the directors of Company Y, etc.).

Financial Statements
7. In accordance with paragraph 5 of APB 12, revise the disclosures of depreciable assets and depreciation in the financial statements or notes thereto to include:
* The basis of determining the amounts shown in the balance sheet, such as cost
* Balances of major classes of depreciable property presented by nature or function at the balance-sheet date
* Accumulated depreciation presented by major classes of assets or in total at the balance-sheet date
* A description of the method(s) used to compute depreciation for major classes of depreciable assets
* The amount of depreciation expense for each year for which an income statement is presented

8. Disclose the nature and amount of the major components of accrued expenses in a note or state them separately on the balance sheet for the periods presented.

9. We reviewed your response to comment #15 indicating a different treatment of the $200,000 loss on debt settlement. Upon review of the April 2004 balance sheet presented in Form 10-QSB, it appears the
$200,000 loss on debt settlement is included in the retained deficit balance of $1,170,375. Also, we note a $200,000 loss on debt settlement has been reported on the statement of operations of GBI for the period ending April 30, 2004, included in the Form 8-K filed on March 29, 2005. Please explain to us supplementally the Company`s treatment of the $1.2 million note issued to Larrea Corp for its patents and the note`s subsequent assumption by GBI shareholders for
50,000 shares. Address the issues raised in our prior comment and include appropriate references to relevant authoritative guidance in your response.

10. The stockholders` equity accounts on the April 30, 2004 balance sheet, do not agree with the amounts reported on the statement of stockholders` equity as of April 30, 2004. Revise to retroactively restate the equity section of the balance sheet and the statement of stockholders` equity to reflect the effect of the exchange ratio established in the merger agreement.

11. Since Global Botanics, Inc. is considered the accounting acquiror, the accumulated deficit should equal that of GBI for periods prior to the merger. Please revise to report the accumulated deficit of Global Botanics, Inc. as of April 30, 2004. The accumulated deficit as of October 31, 2004, should equal the accumulated deficit of GBI at the date of the merger, adjusted for transaction costs, if any, and for the net loss for the period after the merger. Please revise as necessary.

12. Please revise the statement of cash flows to appropriately present the financing activities related to the apparent overdraft of cash of $5,590 as of October 31, 2003. It appears the cash balance as of October 31, 2003, should be reported as zero.

Footnotes
13. Provide a note to the financial statements that explains the revisions that were made. Refer to paragraph 37 of APB 20.

14. Please revise to include a discussion of the major components of inventory (raw materials, work-in-progress, finished goods, etc.)
and
a discussion of the amount and determination of a reserve for obsolescence, if any.

15. According to Note 6, an additional 190,631 shares of the Company`s common stock were issued to the shareholders of LarreaRx, subsequent to October 31, 2004. Please explain supplementally the basis for the additional share issuance and its delay.

MD&A
16. Revise to include a discussion of cost of sales and gross margin, including any expected future trends.

17. Upon review of Note 8 of GBI`s financial statements, it appears the $1.2 million note to Larreacorp was in default as of September 21, 2004, the date of the audit opinion. Please update Note 7 of the financial statements for the quarter ended October 31, 2004 to reflect this payment commitment. If the note is in default at October 31, 2004, revise MD&A to include a discussion of the current status of this note and management`s plans to address the default. For guidance on this discussion, please refer to section IV C. of SEC
Release No. 33-8350.

Form 10-QSB/A, for the quarter ended January 31, 2005, filed April
5,
2005
18. Please revise this Form 10-QSB for the period ended January
31,
2005 as necessary to address the above comments on the Form 10-QSB for the quarter ended October 31, 2004.

19. Upon review of Note 4 - Promissory Note, it appears the Company was to pay principal and interest installments of $15,000 each on November 30, 2004 and December 31, 2004 and $25,000 on January 31, 2005. Upon review of the Statement of Cash Flows, there does not appear to be any outflows associated with this payment. Thus the Company appears to be in default on this note. If the note is in default at January 31, 2005, revise MD&A to include a discussion of the current status of this note and management`s plans to address the default.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please make appropriate revisions in response to these comments. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than May 5, 2005. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.


      You may contact Brian K. Bhandari at (202) 551-3390 or
Terence
O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,


						Tia Jenkins
						Senior Assistant Chief Accountant
						Office of Emerging Growth Companies
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